SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 18)*

Appian Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03782L101

(CUSIP Number)

Abdiel Capital

90 Park Avenue, 29th Floor

New York, NY 10016

Attn: Colin T. Moran

Tel: (646) 496-9202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03782L101	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS Abdiel Qualified Master Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,772,490
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,772,490

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,772,490
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%(1)(2)
14.	TYPE OF REPORTING PERSON PN

(1)

Based on 22,762,370 shares of Class A common stock, $0.0001 par value per share, outstanding as of July 30, 2018, as reported in Appian Corporation’s (the “Issuer”) Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed with the SEC on August 2, 2018, plus 2,000,000 shares of Class A common stock issued in an underwritten registered public offering.

(2)	Represents approximately 1.4% of the total voting power of all outstanding shares of Class A and Class B common stock.

CUSIP No. 03782L101	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS Abdiel Capital, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 206,178
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 206,178

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,178
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%(1)(2)
14.	TYPE OF REPORTING PERSON PN

(1)

Based on 22,762,370 shares of Class A common stock outstanding as of July 30, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed with the SEC on August 2, 2018, plus 2,000,000 shares of Class A common stock issued in an underwritten registered public offering.

(2)	Represents approximately 0.05% of the total voting power of all outstanding shares of Class A and Class B common stock.

CUSIP No. 03782L101	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSONS Abdiel Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,978,668(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,978,668(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,978,668(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%(2)(3)
14.	TYPE OF REPORTING PERSON OO

(1)	Consists of 5,772,490 shares of Class A common stock held by Abdiel Qualified Master Fund, LP and 206,178 shares of Class A common stock held by Abdiel Capital, LP.
(2)

Based on 22,762,370 shares of Class A common stock outstanding as of July 30, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed with the SEC on August 2, 2018, plus 2,000,000 shares of Class A common stock issued in an underwritten registered public offering.

(3)	Represents approximately 1.5% of the total voting power of all outstanding shares of Class A and Class B common stock.

CUSIP No. 03782L101	Page 5 of 8 Pages

1.	NAME OF REPORTING PERSONS Abdiel Capital Advisors, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,978,668(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,978,668(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,978,668(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%(2)(3)
14.	TYPE OF REPORTING PERSON PN, IA

(1)	Consists of 5,772,490 shares of Class A common stock held by Abdiel Qualified Master Fund, LP and 206,178 shares of Class A common stock held by Abdiel Capital, LP.
(2)

Based on 22,762,370 shares of Class A common stock outstanding as of July 30, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed with the SEC on August 2, 2018, plus 2,000,000 shares of Class A common stock issued in an underwritten registered public offering.

(3)	Represents approximately 1.5% of the total voting power of all outstanding shares of Class A and Class B common stock.

CUSIP No. 03782L101	Page 6 of 8 Pages

1.	NAME OF REPORTING PERSONS Colin T. Moran I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,978,668(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,978,668(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,978,668(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%(2)(3)
14.	TYPE OF REPORTING PERSON IN

(1)	Consists of 5,772,490 shares of Class A common stock held by Abdiel Qualified Master Fund, LP and 206,178 shares of Class A common stock held by Abdiel Capital, LP.
(2)

Based on 22,762,370 shares of Class A common stock outstanding as of July 30, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed with the SEC on August 2, 2018, plus 2,000,000 shares of Class A common stock issued in an underwritten registered public offering.

(3)	Represents approximately 1.5% of the total voting power of all outstanding shares of Class A and Class B common stock.

CUSIP No. 03782L101	Page 7 of 8 Pages

AMENDMENT NO. 18 TO SCHEDULE 13D

This Amendment No. 18 (“Amendment No. 18”) amends and supplements the Schedule 13D filed on June 12, 2017 (the “Original Schedule 13D”) as amended by Amendment No. 1 thereto on June 27, 2017 (“Amendment No. 1”), Amendment No. 2 thereto on June 29, 2017 (“Amendment No. 2”), Amendment No. 3 thereto on July 3, 2017 (“Amendment No. 3”), Amendment No. 4 thereto on July 7, 2017 (“Amendment No. 4”), Amendment No. 5 thereto on July 12, 2017 (“Amendment No. 5”), Amendment No. 6 thereto on July 31, 2017 (“Amendment No. 6”), Amendment No. 7 thereto on October 26, 2017 (“Amendment No. 7”), Amendment No. 8 thereto on November 20, 2017 (“Amendment No. 8”), Amendment No. 9 thereto on November 30, 2017 (“Amendment No. 9”), Amendment No. 10 thereto on December 12, 2017 (“Amendment No. 10”), Amendment No. 11 thereto on December 15, 2017 (“Amendment No. 11”), Amendment No. 12 thereto on February 23, 2018 (“Amendment No. 12”), Amendment No. 13 thereto on March 20, 2018 (“Amendment No. 13”), Amendment No. 14 thereto on March 27, 2018 (“Amendment No. 14”), Amendment No. 15 thereto on April 25, 2018 (“Amendment No. 15”), Amendment No. 16 thereto on April 30, 2018 (“Amendment No. 16”) and Amendment No. 17 thereto on August 3, 2018 (“Amendment No. 17” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15 and Amendment No. 16, the “Schedule 13D”), relating to the shares of Class A common stock, $0.0001 par value per share (the “Common Stock”), of Appian Corporation (the “Issuer”). This Amendment No. 18 is being filed to reflect a change in the Reporting Persons’ beneficial ownership percentages, resulting from an increase in the number of shares of Common Stock outstanding upon the completion of an underwritten registered public offering of 2,000,000 shares of Common Stock. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 18 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 18 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and restating paragraphs (a) and (b) thereof as follows:

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 18.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 18 and Item 2(c) of the Schedule 13D.

Item 5(c) of the Schedule 13D is hereby supplemented by adding the following:

(c) There have been no transactions in the Common Stock which were effected by any of the Reporting Persons since the filing of Amendment No. 17.

CUSIP No. 03782L101	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2018

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually